EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)
	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Numerator:
Net Income (loss)	$(174,997)	$(682,281)	$223,717	$(435,902)
Dividends on Series A preferred stock	(772)	(770)	(1,535)	(1,540)

Numerator for basic and diluted loss per share loss available to common shareholders	$(175,769)	$(683,051)	$222,182	$(437,442)

Denominator:
Denominator for basic loss per share- weighted average shares outstanding	13,820,396	12,228,892	13,816,146	11,826,778
Effect of dilutive securities	—	—	11,053	—
Warrants	—	—	43,758	—

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	13,820,396	12,228,892	13,870,957	11,826,778

Basic income (loss) per share	$(0.01)	$(0.06)	$0.02	$(0.04)

Diluted income (loss) per share	$(0.01)	$(0.06)	$0.02	$(0.04)